

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Mr. Brian Goodman,
Chief Executive Officer
Golden Matrix Group, Inc.
3651 Lindell Road, Suite D131
Las Vegas, NV 89103

Re: Golden Matrix Group, Inc.
Form 8-K
Exhibit No 10.1
Filed November 2, 2020
File No. 000-54840

Dear Mr. Goodman:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance